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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G3788V 10 6

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. G3788V 10 6

1.	Name of Reporting Person: Thomas L.H. Lau		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 25,000,000

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 25,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. G3788V 10 6

1.	Name of Reporting Person: Dynamic Core Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 25,000,000

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 25,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: CO

13G

               This Schedule 13G is filed by and on behalf of Dynamic Core Holdings Limited and Thomas L.H. Lau (collectively, the “Reporting Persons”). The following relationship exists between the Reporting Persons: Dynamic Core Holdings Limited, a British Virgin Islands corporation, (“Dynamic Core”) holds shares of Gemstar-TV Guide International, Inc. (the “Company”). Thomas L.H. Lau is a beneficial owner of all of the outstanding shares of Dynamic Core. This Schedule 13G amends the 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 6, 2002. This Schedule 13G reflects the Reporting Persons' level of ownership as of December 31, 2002.

Item 1.
	(a)	Name of Issuer:
Gemstar-TV Guide International, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
135 North Los Robles Avenue, Suite 800, Pasadena, California 91101

Item 2.
	(a)	Name of Person Filing:
This statement is filed by: Thomas L.H. Lau Dynamic Core Holdings Limited
	(b)	Address of Principal Business Office or, if none, Residence:
The address of each of the Reporting Persons is 26/F MassMutual Tower, 38 Gloucester Road, Hong Kong
	(c)	Citizenship:
Thomas L.H. Lau is a Canadian citizen. Dynamic Core Holdings Limited is a corporation organized under the laws of the British Virgin Islands.
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
G3788V 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable. This Schedule is filed pursuant to 13d-2(b).
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
25,000,000
(b) Percent of class:
6.1%. The percentages used herein and in the rest of Item 4 are calculated based upon the 408,151,000 shares of Common Stock issued and outstanding as of August 15, 2002, as reflected in the Company's 10-Q filed with the Securities and Exchange Commission on November 14, 2002.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
-0-
(ii) Shared power to vote or to direct the vote:
25,000,000
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
25,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

DYNAMIC CORE HOLDINGS LIMITED

By:	/s/ Thomas L.H. Lau
Name:	Thomas L.H. Lau
Title:	Director

(Individually)

/s/ Thomas L.H. Lau
Name:	Thomas L.H. Lau

13G

Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned and that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, the information required by Schedule 13G for the common stock of Gemstar-TV Guide International, Inc. beneficially owned by Thomas L.H. Lau and Dynamic Core Holdings Limited.

Date:	February 13, 2003

Company Name(s):

DYNAMIC CORE HOLDINGS LIMITED

By:	/s/ Thomas L.H. Lau
Name:	Thomas L.H. Lau
Title:	Director

(Individually)

/s/ Thomas L.H. Lau
Name:	Thomas L.H. Lau